Elizabeth R. Hughes	(703) 760-1649	erhughes@venable.com
December                     , 2006
Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Healthcare Acquisition Corp.
Registration Statement on Form S-1 (Amendment No. 2)
Filed on October 6, 2006
File No. 333-135705
Dear Mr. Reynolds:
     We are in receipt of your letter dated November 8, 2006 providing comments on the referenced filing for China Healthcare Acquisition Corp. (the “Company”). The Company’s responses are set forth below and are keyed to the staff’s comment letter.
1.	We note your response to comment 2 of our letter dated September 28, 2006. On page 60 of the amendment number 2 you state “[a] founder may assign all or a portion of this option to entities under his control.” You should make clear here that the only assignment contemplated by Mr. Kang or Mr. Tan of the management purchase option will be for estate, tax, or other planning purposes to an entity controlled by Mr. Kang or Mr. Tan, respectively, and would be made for no consideration.

The Company and the underwriters have revised the terms of this offering, and there is no longer a management purchase option component. We have deleted the management purchase option disclosure throughout the prospectus.
General
2.	Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

Mr. John Reynolds
December                     , 2006

The Company will provide you with a currently dated consent in this amendment. We have considered the updating requirements of Rule 3-12 of Regulation S-X and have updated the financial statements accordingly.
     In addition to the removal of the management purchase option, the offering now provides for the private placement of 3,000,000 warrants to our founder to occur immediately prior to this offering, which he has agreed to forfeit if a business combination is not consummated. These warrants will be identical to the warrants in this offering and, as such, will not have any right to any liquidation distribution in the event the Company fails to consummate a business combination. The aggregate funds from the private placement of $1,500,000 will be deposited into trust. Additionally, the size of this offering has been reduced to 8,500,000 units with a proportionate reduction in the founders’ shares. The amended and restated certificate of incorporation of the Company has been revised to provide for immediate dissolution of the Company twenty-four (24) months after the effective date of the prospectus if a business combination has not been consummated, or sooner if a majority of the Company’s outstanding shares of common stock vote against a business combination. Finally, the working capital to be available after the Company’s initial public offering has been reduced from $1.5 million to $1.2 million, and there is no longer a co-manager.
     We trust that the foregoing is responsive to the staff’s comments. The Company wishes to proceed with its offering as promptly as possible. Consequently, we request that the staff review Amendment No. 3 as promptly as possible.
Very truly yours,
Elizabeth R. Hughes

cc:	Alwin Tan
Scott Bass
Arthur Marcus, Esq.